                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
          UP TO 8,380 UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                                       of
                       KRUPP REALTY LIMITED PARTNERSHIP-V
                                       at
           $440 NET PER UNIT OF INVESTOR LIMITED PARTNERSHIP INTEREST
                                       by
                            KRESCENT PARTNERS L.L.C.
                                      and
                           AMERICAN HOLDINGS I, L.P.

***************************************************************************
*                                                                         *
*  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT       *
*  12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 31, 1997, UNLESS        *
*  EXTENDED.                                                              *
*                                                                         *
***************************************************************************


         Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), hereby supplements and amends its offer to purchase up to 8,380 Units of Krupp Realty Limited Partnership-V, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 1996, as supplemented and amended, by this Supplement dated January 10, 1997 and by the related Letter of Transmittal. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings set forth in the Offer to Purchase.

                                  INTRODUCTION

         The "Introduction" to the Offer to Purchase is hereby supplemented and amended as follows:

         The Purchaser hereby amends the Offer to increase the Purchase Price to $440 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after November 21, 1996 and on or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended, and the related Letter of Transmittal, as each may be supplemented or amended from time to time. In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a Unitholder pursuant to the Offer in respect of the tendered Units which has been accepted for payment but not yet paid for by the amount of any such distribution.

         On January 8, 1997, the Purchaser entered into an agreement with American Holdings I, L.P., a Delaware limited partnership ("AHI"), pursuant to which AHI agreed to join the Purchaser in making the Offer (the "Krescent-AHI Agreement"). Pursuant to the Krescent-AHI Agreement, the Purchaser and AHI have agreed, among other things, (i) for the Purchaser to sell to AHI approximately 41.8% of the Units (subject to increase as described in Section 11 ("Background of the Offer")) acquired pursuant to the Offer at the Purchase Price per Unit plus a pro rata portion of the applicable expenses relating to the Offer and the AHI Offer (as defined below), (ii) that they will jointly control the conduct of the Offer and (iii) AHI has or will terminate its Offer to Purchase up to 4.9% of the Units. The purpose of this Supplement is to describe the terms of the Krescent-AHI Agreement and to provide Unitholders with background information regarding AHI and its affiliates.

         In considering the Offer, Unitholders are advised that (i) AHI is not affiliated with the General Partners and (ii) the same factors applicable to the Purchaser as set forth in the Introduction to the Offer to Purchase are also separately applicable to AHI. However, the number of Units that the Purchaser and AHI seek to acquire pursuant to the Offer remains limited to 8,380 Units.

         All references in the Offer to Purchase that relate to the Purchaser's rights regarding the conduct of the Offer, including, without limitation, the validity of tenders, the extension of the Offer or the waiver of any conditions, shall refer jointly to the Purchaser and AHI.

                                THE TENDER OFFER

         1.  TERMS OF THE OFFER.

         Section 1 of the Offer to Purchase is hereby supplemented and amended as follows:

         The term "Expiration Date" shall mean 12:00 midnight, New York City time, on January 31, 1997, unless the Purchaser and AHI, in their sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser and AHI, will expire.

         3.  PROCEDURES FOR TENDERING UNITS.

         Section 3 of the Offer to Purchase is hereby supplemented and amended as set forth below.

         In the paragraph captioned "Appointment as Proxy; Power of Attorney", the following is inserted before the last sentence of the first paragraph thereof: "The Purchaser may assign such proxy and/or power of attorney to any person with or without assigning the related Units with respect to which such proxy and/or power of attorney was granted."

         In the paragraph captioned "Assignment of Entire Interest in the Partnership" the following is inserted after the first sentence thereof: "The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to AHI, the right to purchase Units tendered pursuant to the Offer, together with the Purchaser's rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer."

         7.  EFFECTS OF THE OFFER.

         Section 7 of the Offer to Purchase is hereby supplemented and amended by amending and restating the caption "Control Of All Unitholder Voting Decisions by Purchaser" in its entirety as follows:

         CONTROL OF ALL UNITHOLDER VOTING DECISIONS BY PURCHASER AND AHI. The Purchaser and AHI will have the right to vote each Unit acquired by them pursuant to the Offer. If the Purchaser and AHI are successful in acquiring a significant number of Units pursuant to the Offer, and following the Standstill Expiration Date, each of the Purchaser and AHI could be in a position to significantly influence all Partnership decisions on which Investor Limited Partners may vote. If the maximum number of Units sought by the Purchaser are tendered and accepted for payment pursuant to the Offer, the Purchaser and AHI will own approximately 11.9% and 8.6% of the outstanding Units, respectively. The Units acquired by the Purchaser and AHI will also be subject to a buy/sell arrangement commencing one year following the Offer that could result in a consolidation of the Units acquired pursuant to the Offer with either the Purchaser or AHI. After the Standstill Expiration Date, the ownership of tendered Units by the Purchaser and/or AHI could effectively (i) prevent non-tendering Unitholders from taking action they desire but that the Purchaser or AHI opposes and (ii) enable the Purchaser or AHI to take action desired by it but opposed by non-tendering Unitholders. Under the Partnership Agreement, a majority in interest of the Investor Limited Partners are entitled to take action with respect to a variety of matters, including: removal of any General Partner; termination of the Partnership; sale of all or substantially all of the Partnership's properties; and most types of amendments to the Partnership Agreement. Although neither the Purchaser nor AHI has any current intentions with regard to any of these matters, each of them will, following the Standstill Expiration Date, vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Unitholders. Until the Standstill Expiration Date, the Purchaser and AHI have agreed to vote their Units in the same proportion to the votes of all other Investor Limited Partners who vote on any proposals. See Section 8 ("Purpose of the Offer; Future Plans") for certain contractual limitations on the Purchaser and AHI regarding their participation in certain extraordinary transactions involving the Partnership, including the solicitation of proxies to replace the General Partners.

         8.  PURPOSE OF THE OFFER; FUTURE PLANS.

         The first paragraph of "Purpose of the Offer" and the first paragraph of "Future Plans", each under Section 8 of the Offer to Purchase, are hereby supplemented and amended to change all references to "the Purchaser" to "the Purchaser and AHI" and to make all grammatical changes in connection therewith as the context requires.

         Section 8 of the Offer to Purchase is hereby further supplemented and amended to amend and restate the second paragraph under the caption "Future Plans" in its entirety:

         Pursuant to an Agreement dated November 21, 1996 between the Purchaser and Liquidity Financial Group, L.P., an affiliate of Liquidity Financial, the Purchaser agreed to become bound by the restrictions set forth in the Standstill Agreement with respect to the Partnership. As a result, the Purchaser agreed that, prior to the Standstill Expiration Date, it will not and it will cause certain affiliates not to (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 25% of the outstanding Units, (ii) propose or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (iii) make, or in any way participate, directly or indirectly, in any solicitation of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership,
(iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Partnership unless each member of such group agrees in writing to be bound by the terms of the Standstill Agreement, provided, however, that those affiliates bound by the Standstill Agreement will not be deemed to be acting in a "group" in violation of it solely by virtue of voting in compliance with the Standstill Agreement, (v) sell, transfer or assign any Units to any person or entity not bound by the terms and conditions of the Standstill Agreement, (vi) disclose any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (vii) loan money to, advise, assist or encourage any person in connection with any action restricted or prohibited by the terms of the Standstill Agreement. Pursuant to an Assumption Agreement dated January 8, 1997 between AHI and Liquidity Financial Group, L.P. (a copy of which has been filed as Exhibit (c)(8) to Amendment No. 4 to the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on January 10, 1997), AHI agreed to become bound by the restrictions set forth in the Standstill Agreement with respect to the Partnership. As a result, AHI agreed that, prior to the Standstill Expiration Date, it will not, and it will cause certain affiliates not to, take any of the foregoing actions prohibited by the Standstill Agreement.

         10.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND AHI.

         Section 10 of the Offer to Purchase is hereby supplemented and amended as follows:

         AHI is a Delaware limited partnership. Its general partner is American Holdings I-GP, Inc. (the "AHI General Partner"), a Delaware corporation which is wholly owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"). The general partner of AREH is American Property Investors, Inc. ("API"), a Delaware corporation which is wholly-owned by Carl C. Icahn. The address of the principal offices of each of AHI, the AHI General Partner, AREH and API is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn's business address is c/o Icahn Associates Corp., 114 W. 47th Street, New York, New York 10036.

         AHI and the AHI General Partner were recently formed for the purpose of acquiring Units pursuant to an offer by AHI to purchase up to 4.9% of the Units at a purchase price of $390 per Unit (the "AHI Offer") and acquiring the securities of certain other limited partnerships. AREH is engaged in the business of acquiring and managing real estate and activities related thereto. API is engaged in the business of acting as general partner of AREH and of American Real Estate Partners, L.P., a Delaware limited partnership which is the limited partner of AREH. Mr. Icahn's present principal occupation or employment is set forth on Schedule I to this Supplement and incorporated herein by reference.

         For certain information concerning the executive officers and directors of the AHI General Partner and API, see Schedule I to this Supplement.

         Neither AHI, the AHI General Partner, AREH, API, Mr. Icahn, nor any executive officer or director of the AHI General Partner or API has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws. Except as set forth below in this Supplement, (i) neither AHI, the AHI General Partner, AREH, API, Mr. Icahn nor, to the best of AHI's knowledge, any of the persons listed on Schedule I to this Supplement, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (ii) neither AHI, the AHI General Partner, AREH, API, Mr. Icahn nor, to the best of AHI's knowledge, any of the persons listed on Schedule I to this Supplement, nor any affiliate of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither AHI, the AHI General Partner, AREH, API, Mr. Icahn nor, to the best of AHI's knowledge, any of the persons listed on Schedule I to this Supplement, nor any affiliate of the foregoing has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of AHI, the AHI General Partner, AREH, API, Mr. Icahn nor, to the best of AHI's knowledge, any of the persons listed on Schedule I to this Supplement, on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between AHI, the AHI General Partner, AREH, API, Mr. Icahn nor, to the best of AHI's knowledge, any of the persons listed on Schedule I to this Supplement, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         An affiliate of AHI purchased 20 Units in 1995 in auction transactions utilizing the Chicago Partnership Board, Inc. In addition, AHI acquired 45 Units in December 1996 at a price of $390 per Unit pursuant to the AHI Offer. In the aggregate, such Units represent less than 1% of the number of Units outstanding as reported in the Form 10-K (the most recently available filing containing such information).

         11.  BACKGROUND OF THE OFFER.

         Section 11 of the Offer to Purchase is hereby supplemented and amended as follows:

         By letter dated November 4, 1996, Longacre Corp., an affiliate of AHI, contacted the Partnership and the General Partners to request lists of the names, addresses and telephone numbers of the Unitholders of the Partnership and certain other limited partnerships sponsored by the General Partners. Counsel to the Partnership responded to Longacre's request on November 12, 1996 by refusing to furnish such lists. On or about November 22, 1996, counsel to Longacre contacted representatives of the General Partners and suggested that, in consideration of the General Partners agreeing to furnish the lists, Longacre would be prepared to enter into a standstill agreement relating to the Partnership and such other partnerships containing terms substantially similar to those contained in the Standstill Agreement executed by LFG. Longacre and a General Partner signed such a standstill agreement (the "Longacre Standstill Agreement") on November 26, 1996. On November 27, 1996, a General Partner provided Longacre with lists of the Unitholders of the Partnership and certain of the other partnerships covered by the Longacre Standstill Agreement.

         Under the Longacre Standstill Agreement, Longacre and its affiliates are required to deliver to the General Partners, five days before mailing or other dissemination, any communication to be given by them to one or more investors in the Partnership or any other Krupp partnership covered by the Longacre Standstill Agreement. Accordingly, on or about November 25, 1996, counsel to AHI delivered to a General Partner copies of offer materials relating to the AHI Offer. A General Partner waived the five-day requirement with respect to such materials by letter to counsel to AHI, dated November 27, 1996.

         AHI commenced the AHI Offer on November 29, 1996. In anticipation of entering into the Krescent-AHI Agreement (as defined below), AHI terminated the AHI Offer on December 6, 1996. Prior to termination of the AHI Offer, 45 Units were received by AHI's depositary.

         During the week of December 2, 1996, representatives of AHI and the Purchaser began discussing terms upon which AHI would (i) join the Purchaser in making the Offer and (ii) terminate the AHI Offer. These discussions resulted in the execution of a letter agreement, dated January 8, 1997 (the "Krescent-AHI Agreement"), a copy of which has been filed as Exhibit (c)(9) to Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 filed with the Commission on January 10, 1997. The Krescent-AHI Agreement provides that, among other things: (i) all decisions relating to the conduct of the Offer will be made jointly by the Purchaser and AHI; (ii) AHI will initially purchase 41.8% of the Units tendered to the Purchaser pursuant to the Offer for a purchase price equal to the Purchase Price payable by the Purchaser to Unitholders; (iii) if, after the exercise and/or expiration of all outstanding options or other rights to acquire an interest in the Purchaser, the direct and indirect percentage ownership interest of Apollo Real Estate Investment Fund II, L.P. and its affiliates (the "Apollo Group") in the Purchaser exceeds 83.6%, then AHI will be entitled to purchase additional Units from the Purchaser so that, after giving effect to such purchase, the total percentage of Units purchased by AHI from the Purchaser equals 50% of such percentage interest of the Apollo Group in the Purchaser; (iv) at any time after the first anniversary of the purchase of Units pursuant to the Offer and so long as AHI and the Purchaser (and/or their respective affiliates) own at least 2% of the outstanding Units, each of AHI and the Purchaser has the right to initiate a buy/sell right pursuant to which either AHI or the Purchaser may offer to buy Units from the other and the other must either sell such Units to the offering party or buy the offering party's Units at a purchase price per Unit and on such other terms and conditions as set forth in the initiating party's offer; and (v) AHI and the Purchaser will share the costs and expenses of the Offer and the costs and expenses of the AHI Offer in the same percentages as their right to purchase Units pursuant to the Offer. After the purchase of Units pursuant to the Offer and except as set forth above, there is no contract, agreement or understanding between the Purchaser and AHI with respect to voting or disposing of Units or with respect to any action relating to the Partnership.

         On December 10, 1996, counsel for the Purchaser contacted counsel for the Partnership with regard to amending the Standstill Agreement in order to clarify an issue relating to participation in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act). During the week of December 16, 1996, counsel for the Purchaser and counsel for the Partnership discussed group participation issues and the proposed Krescent-AHI Agreement, as well as certain concerns of the Partnership relating to the conduct of the Offer. The Purchaser and AHI satisfied the Partnership's concerns and, on January 6, 1997, an amendment to the Standstill Agreement was executed to allow "group" participation, formation or otherwise if each member of such group agrees to be bound by the terms of the Standstill Agreement.

         On January 8, 1997, Longacre and the General Partner amended the Longacre Standstill Agreement to delete the Partnership and certain other partnerships sponsored by the General Partners from the schedule of partnerships covered thereby. Concurrently with the execution of such amendment, AHI assumed the obligations of LFG under the Standstill Agreement with respect to the Partnership and certain other partnerships.

         On January 8, 1997, the Purchaser and Liquidity Financial Group, L.P. amended that certain option agreement, dated November 21, 1996, to clarify an ambiguity relating to the exercise of that option and explicitly set forth that the option may be exercised for the six month period following the latest date the Purchaser accepts securities in any tender offer.

         On January 3, 1997 and again on January 7, 1997, counsel for the Purchaser contacted counsel for the Partnership requesting a waiver of the five business day notice provision in the Standstill Agreement. On January 8, 1997, counsel for the Partnership indicated that the Partnership was not prepared to consent to the Purchaser's waiver request at that time. Such waiver request was subsequently granted on January 10, 1997 following discussions among representatives of and counsel for the Purchaser, AHI and the Partnership.

         12.  SOURCE OF FUNDS.

         Section 12 of the Offer to Purchase is hereby amended and restated as follows:

         The Purchaser and AHI expect that an aggregate of $3,687,200 (exclusive of fees and expenses) would be required to purchase the Units sought pursuant to the Offer, if tendered. Therefore, the Purchaser expects that approximately $2,145,950 (exclusive of fees and expenses) would be required to purchase 58.2% of the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from capital contributions from its members who have an aggregate net worth substantially in excess of the amount required to purchase the Units. One of the Purchaser's members, Apollo Real Estate Investment Fund II, L.P., has capital commitments from institutional and other investors for aggregate amounts that exceed $500 million. However, the Purchaser may seek to obtain debt financing to facilitate the purchase of Units, but no commitment has been obtained for any such debt financing.

         AHI expects that approximately $1,541,250 (exclusive of fees and expenses) would be required to purchase 41.8% of the Units sought pursuant to the Offer, if tendered. AHI presently contemplates that it will obtain all of such funds from capital contributions from its partners, who have an aggregate net worth substantially in excess of the amount required to purchase such Units.

         13.  PURCHASE PRICE CONSIDERATIONS.

         Section 13 of the Offer to Purchase is hereby supplemented and amended to add the following paragraph:

         The Purchaser, together with its financial advisor, established the Purchase Price based on its and its financial advisor's own independent analysis of the Partnership, the Properties, the other assets of the Partnership and the financial condition of the Partnership. No appraisal was obtained for any of the Properties, and no independent person was retained by the Purchaser to render any valuation or fairness opinion. The Purchaser derived the estimated liquidation value per Unit from its analysis of financial information from publicly-available information in the Form 10-K and Form 10-Q, its review of the property information therein and its independent analysis of the markets in which the Properties are located. The Purchaser made numerous assumptions and certain adjustments to the Partnership's operating statements (to reflect capital expenses) and certain other items including, without limitation, assuming annual capital expenditures of $400 per unit at each of the Properties and assuming the current management fees of 5% of gross receipts continued. The liquidation value was derived by taking into account the other assets and liabilities of the Partnership as set forth in the Form 10-K, and certain other factors, resulting in an estimated liquidation value of $15,859,787. Dividing that amount by the number of Units outstanding, the Purchaser arrived at an estimated liquidation value per Unit of approximately $451. AHI has separately derived an estimated liquidation value per Unit from its analysis of the publicly-available financial and property information described above and its independent analysis of the markets in which the Properties are located. AHI also made numerous assumptions and certain adjustments to the Partnership's operating statements including, without limitation, annualizing revenues and expenses relating specifically to the Properties from the Form 10-Q, using annual capital expenditures of $200 per unit and an assumed management fee of 4%. AHI's estimate of liquidation value was derived by taking into account the other assets and liabilities of the Partnership as set forth in the Form 10-Q and certain other factors, resulting in an estimated liquidation value of $18,596,682 or $528 per Unit. THE FOREGOING AMOUNTS ARE ONLY ESTIMATES. The amount of adjusted net operating income and other assets used to establish estimated liquidation value will vary from period to period. If the Purchaser or AHI used results from another period and used the same analysis, the estimated liquidation value may vary.
In addition, a different valuation formula may result in higher or lower estimated valuations for the Properties.

         14.  CONDITIONS OF THE OFFER

         The first paragraph of Section 14 of the Offer to Purchase is hereby amended and restated as follows:

         Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Purchaser's and AHI's rights to extend and amend the Offer at any time in their sole discretion, neither the Purchaser nor AHI shall be required to accept for payment, subject to Rule 14e-1(c) under the Exchange Act, any tendered Units, and may terminate the Offer as to any Units not then paid for, if (i) the Purchaser and AHI shall not have confirmed to their reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, each of the Purchaser and AHI will have full rights to ownership as to all such Units and each of the Purchaser and AHI will be admitted as a Substitute Limited Partner under Section 10.3 of the Partnership Agreement,
(ii) the Purchaser and AHI shall not have confirmed to their reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser and AHI will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefore, any of the following conditions exist:


                                                       Krescent Partners L.L.C.
                                                       American Holdings I, L.P.

January 10, 1997

                                   SCHEDULE I

         Schedule I is supplemented and amended by adding the following:

        EXECUTIVE OFFICERS AND DIRECTORS OF AMERICAN HOLDINGS I-GP, INC.
                     AND AMERICAN PROPERTY INVESTORS, INC.

         The name and positions of the executive officers and directors of American Holdings I-GP, Inc. (the "AHI General Partner"), the general partner of AHI, and American Property Investors, Inc. ("API"), the general partner of the sole stockholder of the AHI General Partner, are set forth below. The business address of each such executive officer and director (other than Mr. Icahn) is 100 South Bedford Road, Mount Kisco, N.Y. 10549. Mr. Icahn's business address is c/o Icahn Associates Corp., 114 W. 47th Street, New York, New York 10036. Each such executive officer and director is a citizen of the United States of America.

                 NAME                                         POSITION
                 ----                                         --------
                 Carl C. Icahn  . . . . . . . . . . .         Director and Chairman of the Board (API)
                 Alfred D. Kingsley . . . . . . . . .         Director (API)
                 William A. Leidesdorf  . . . . . . .         Director (API)
                 Jack G. Wasserman  . . . . . . . . .         Director (API)
                 John P. Saldarelli . . . . . . . . .         Vice President, Secretary and Treasurer (API);
                                                              Director, Secretary and Treasurer (AHI General
                                                              Partner)
                 Henry J. Gerard . . . . . . . . . .          Vice President (AHI General Partner)

         The following sets forth with respect to each executive officer and director of the AHI General Partner and API such person's (a) name, (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted and (c) material occupations, positions, offices or employments during the last five years, giving the starting and ending dates of each and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on.

         CARL C. ICAHN. Carl C. Icahn has been Chairman of the Board of Directors of API since November 15, 1990. Mr. Icahn is also President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Company., Inc. since 1968. Icahn & Co., Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater"). ACF, Icahn & Co., Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Mr. Icahn. Mr. Icahn was Chief Executive Officer and member of the Office of the Chairman of Trans World Airlines, Inc. ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of Directors of TWA from January 3, 1986 to January 8, 1993 and a director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities.

         ALFRED D. KINGSLEY. Alfred D. Kingsley has served as a director of API since November 15, 1990. He was also Vice Chairman of the Board of Directors of TWA from February 1, 1989 to January 8, 1993 and a member of the Office of the Chairman from November 8, 1988 to January 8, 1993. Mr. Kingsley was a director of TWA from September 27, 1985 to January 8, 1993. He also was a director and executive officer and Director of Research at Icahn & Co., Inc. and related entities from 1968 until December 1994. He also has been Vice Chairman of the Board of

Directors of ACF since October 29, 1984 and a Director of ACF since June 29, 1984. Mr. Kingsley has also been a Senior Managing Director of Greenway Partners, L.P. since May 1993, which invests in publicly traded securities.

         WILLIAM A. LEIDESDORF. William A. Leidesdorf has served as a director of API since March 26, 1991. Since April 1995, Mr. Leidesdorf has acted as an independent real estate investment banker. From January 1, 1994 through April 1995, Mr. Leidesdorf was Managing Director of RFG Financial, Inc., a commercial mortgage company. From September 30, 1991 to December 31, 1993, Mr. Leidesdorf was Senior Vice President of Palmieri Asset Management Group. From May 1, 1990 to September 30, 1991, Mr. Leidesdorf was Senior Vice President of Lowe Associates, Inc., a real estate development company, where he was involved in the acquisition of real estate and the asset management workout and disposition of business areas. He also acted as the Northeast Regional Director for Lowe Associates, Inc. From June 1985 to January 30, 1990, Mr. Leidesdorf was Senior Vice President and stockholder of Eastdil Realty, Inc., a real estate company, where he was involved in the asset management workout, disposition of business and financing areas. During the interim period from January 30, 1990 through May 1, 1990, Mr. Leidesdorf was an independent contractor for Eastdil Realty, Inc. on real estate matters.

         JACK G. WASSERMAN. Jack G. Wasserman has served as a director of API since December 3, 1993. Mr. Wasserman is an attorney and a member of the New York State Bar and has been with the New York based law firm of Wasserman, Schneider & Babb since 1966, where he is currently a senior partner.

         JOHN P. SALDARELLI. John P. Saldarelli has served as sole director, Secretary and Treasurer of the AHI General Partner since November 1996. He has also served as Vice President, Secretary and Treasurer of API since March 18, 1991. Mr. Saldarelli was also President of Bayswater Realty Brokerage Corp. from June 1987 until November 19, 1993 and Vice President of Bayswater Realty & Capital Corp. from September 1979 until April 15, 1993, both of which are deemed to be directly or indirectly owned and controlled by Carl C. Icahn.

         HENRY J. GERARD. Mr. Gerard has served as Vice President of the AHI General Partner since November 1996. He has also served as a Vice President and Assistant Secretary of API since March 18, 1991. From January 1988 to May 1991, he was a Vice President of Integrated Resources, Inc., a provider of financial services. From 1981 through 1987 he was a controller at Interstate Properties, a commercial real estate developer/operator.

         Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Questions and requests for assistance may be directed to the Information Agent/Depositary at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent/Depositary as set forth below, and will be furnished promptly at the Purchaser's expense. The Letter of Transmittal and any other required documents should be sent or delivered by each Unitholder to the Information Agent/Depositary at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Information Agent/Depositary at the address (or facsimile number) set forth below before 12:00 midnight, New York City Time, on Friday, January 31, 1997. If tendering by facsimile, please mail the original copies of all the required documents to the Information Agent/ Depositary to the address below.



                      By Mail/Hand or Overnight Delivery:


                            2121 San Jacinto Street
                                   26th Floor
                                Dallas, TX 75201


                                 By Facsimile:

                                 (214) 999-9348
                                       or
                                 (214) 999-9323




                        For Additional Information Call:

                             [THE HERMAN INC. LOGO]

                                 (800) 738-5516
                                       or
                                 (214) 999-9393